Exhibit 99(1)

CLECO EVANGELINE LLC

(An indirect wholly owned subsidiary of Cleco Corporation)
FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)

Contents

Report of Independent Registered Public Accounting Firm

To the Member and Board of
Managers of Cleco Evangeline LLC:

In our opinion, the accompanying balance sheets and the related statements of income and member's equity and of cash flows present fairly, in all material respects, the financial position of Cleco Evangeline LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLC
New Orleans, Louisiana
March 29, 2005

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Balance Sheets
At December 31, 2004 and 2003

	2004	2003
ASSETS		
Current assets		
Cash	$ -	$ 1,000
Restricted cash, current portion	12,565,740	12,230,540
Customer accounts receivable	2,697,193	2,561,627
Accounts receivable - due from Cleco Corporation	5,778,378	10,119,429
Accounts receivable - affiliate	41,216	179,387
Other accounts receivable	42,982	14,734
Materials and supplies inventory, at average cost	2,069,103	1,981,072
Prepayments	346,068	357,945
Total current assets	23,540,680	27,445,734
Property, plant and equipment		
Property, plant and equipment	224,337,556	223,131,424
Accumulated depreciation	(27,430,194)	(21,776,259)
Net property, plant and equipment	196,907,362	201,355,165
Construction work in progress	1,145,100	1,941,386
Total property, plant and equipment, net	198,052,462	203,296,551
Other assets		
Long-term receivable	18,082,703	14,701,226
Restricted cash, less current portion	21,124,517	20,412,606
Other deferred charges	3,294,430	3,487,393
Total other assets	42,501,650	38,601,225
Total assets	$ 264,094,792	$ 269,343,510
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Long-term debt due within one year	$ 6,012,000	$ 4,918,000
Accounts payable	1,467,404	986,235
Retainage payable	-	7,462,641
Accounts payable - due to Cleco Corporation	1,798,114	60,280
Accounts payable - affiliate	826,047	472,199
Accrued interest	5,816,262	5,960,850
Accumulated current deferred federal and state income taxes, net	38,568	43,138
Total current liabilities	15,958,395	19,903,343
Accumulated deferred federal and state income taxes, net	53,017,533	45,691,617
Other deferred credits	-	187,447
Long-term debt, net	191,820,000	197,832,000
Total liabilities	260,795,928	263,614,407
Commitments and Contingencies (Note 7)		
Member's equity	3,298,864	5,729,103
Total liabilities and member's equity	$ 264,094,792	$ 269,343,510

The accompanying notes are an integral part of the financial statements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Statements of Income and Member's Equity
For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Operating revenue			
Tolling operations	$ 59,084,134	$ 58,117,639	$ 61,693,239
Operating expenses			
Plant operations	5,149,632	5,844,092	5,502,464
Purchases for energy operations	1,709,989	1,949,539	2,611,926
Maintenance	7,696,740	13,579,463	5,161,933
Depreciation	5,654,285	12,211,469	8,845,593
Taxes other than income taxes	45,880	22,328	232,552
Total operating expenses	20,256,526	33,606,891	22,354,468
Operating income	38,827,608	24,510,748	39,338,771
Interest income	276,516	192,673	357,936
Other expense	(30,501)	(142,067)	(35,583)
Income before interest charges	39,073,623	24,561,354	39,661,124
Interest expense, including amortization of debt expense	17,841,074	18,199,463	19,153,531
Income before income taxes	21,232,549	6,361,891	20,507,593
Income tax expense	8,702,118	2,653,638	7,906,285
Net income	12,530,431	3,708,253	12,601,308
Member's equity, beginning of year	5,729,103	36,207,245	32,578,241
Distribution to member	(14,960,670)	(34,186,395)	(8,972,304)
Member's equity, end of year	$ 3,298,864	$ 5,729,103	$ 36,207,245

The accompanying notes are an integral part of the financial statements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Operating activities			
Net income	$ 12,530,431	$ 3,708,253	$12,601,308
Adjustment to reconcile net income to net cash			
provided by operating activities:			
Depreciation	5,654,285	6,531,926	6,266,635
Write-off of plant and equipment	-	5,679,543	2,578,958
Warranty and settlement agreement	-	8,649,080	-
Amortization of debt issue costs	217,962	219,272	217,962
Net deferred income taxes	7,190,295	34,817,058	2,736,070
Changes in assets and liabilities:			
Customer and other accounts receivable	(163,814)	210,252	713,234
Accounts receivable - due from Cleco Corporation	4,341,051	(11,272,046)	4,092,068
Accounts receivable, affiliate	138,171	(108,885)	(2,224)
Materials and supplies inventory	(88,031)	(12,791)	(39,103)
Prepayments	11,877	217,622	(7,531,166)
Accounts payable	481,169	(467,219)	(1,435,554)
Accounts payable - due to Cleco Coporation	1,737,834	(1,444,826)	121,488
Accounts payable, affiliate	353,848	(215,452)	(612,178)
Retainage payable	(7,300,000)	-	-
Accrued interest	(144,589)	(457,551)	120,097
Long-term receivable	(3,381,477)	(4,331,467)	(4,465,357)
Other deferred charges and credits	(81,394)	1,229,142	(929,701)
Other, net	-	768,364	(40,478)
Net cash provided by operating activities	21,497,618	43,720,275	14,392,059
Investing activities			
Additions to property, plant and equipment	(572,837)	(568,179)	(521,365)
Change in restricted cash	(1,047,111)	(2,953,700)	(19,324)
Net cash used in investing activities	(1,619,948)	(3,521,879)	(540,689)
Financing activities			
Retirement of long-term obligations	(4,918,000)	(6,012,000)	(5,466,000)
Distribution to member	(14,960,670)	(34,186,395)	(8,385,371)
Net cash used in financing activities	(19,878,670)	(40,198,395)	(13,851,371)
Net (decrease) increase in cash	(1,000)	1	(1)
Cash at beginning of period	1,000	999	1,000
Cash at end of period	$ -	$ 1,000	$ 999
Supplemental cash flow information			
Interest paid	$ 17,774,108	$19,280,520	$18,806,261
Income taxes (received) paid	$(32,335,756)	$ 3,881,170	$ 3,596,395
Supplementary noncash financing activity			
Transfer of assets to affiliate company	$ -	$ -	$ 586,933

The accompanying notes are an integral part of the financial statements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

1. **Summary of Significant Accounting Policies**

    Organization and Basis of Presentation
    Cleco Evangeline LLC (the Company or Evangeline) is a Louisiana Limited Liability Company formed on September 1, 1998 for the purpose of the construction and ownership of Evangeline Power Station, (See Note 2). Evangeline is a 775-megawatt wholesale electric generation station that is not regulated by the Louisiana Public Service Commission (LPSC). Evangeline is wholly owned by Cleco Midstream Resources LLC (Midstream). Midstream is, in turn, a wholly owned subsidiary of Cleco Corporation (Cleco).

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Reclassifications
    Certain reclassifications have been made to the 2003 and 2002 financial statements to conform them to the presentation used in the 2004 financial statements. These reclassifications had no effect on net income or total member's equity.

    Statements of Cash Flows
    The statements are prepared using the "indirect method" described in Statement of Financial Accounting Standards (SFAS) No. 95, *"Statement of Cash Flows."* This method requires that net income be adjusted to remove (1) the effects of all deferrals and accruals of operating cash receipts and payments and (2) the effects of all investing and financing cash flow items.

    Restricted Cash
    Due to its senior secured bond indenture and its related depository agreement with a third party trustee, Evangeline is subject to certain covenants which restrict the use of its cash. Under the supervision of the trustee, the Company's cash is placed into several escrow accounts, including debt service and required maintenance, in accordance with a waterfall funding requirement provision under the depository agreement. As the funding requirements of these various escrow accounts are satisfied, amounts become available for general corporate purposes relating to the Company's daily operations. Any remaining excess funds, available only after satisfaction of required escrow funding levels and payment of corporate expenses, are eligible for payment of dividends to the indirect parent company, Cleco. At December 31, 2004 and 2003 approximately $33.7 million and $32.6 million, respectively, of cash was restricted under the Evangeline senior secured bond indenture.

    Construction work in progress
    Construction progress payments to contractors, engineering costs, insurance costs, wages, and other costs relating to construction work in progress are capitalized. Construction work in progress balances are transferred to electric generating facilities when the related assets or group of assets are substantially ready for their intended use.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

Materials and Supplies Inventory

Materials and supplies inventory consists of generating station repair materials and supplies. Inventory is stated at the lower of cost or fair market value and is issued from inventory using the average cost of existing inventory.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. It is the policy of management to review the outstanding accounts receivable monthly and establish an allowance for doubtful accounts, if necessary. The Company considers all of its accounts receivable to be collectible; therefore no allowance for doubtful accounts has been established.

Property, Plant and Equipment

Property, plant and equipment are stated at the lower of fair market value or cost, which includes administrative and general costs. In addition, when ready for their intended use, assets or groups of assets are transferred from construction work in progress to electric generating facilities. Major components of the combustion turbines are being depreciated based on their equivalent baseload hours used as estimated by the scheduled maintenance contract with Siemens Westinghouse. Upon retirement or disposition, the difference between the net book value of the property and any proceeds received from the property is recorded as a gain or loss on asset disposition on the income statement. Any cost incurred to remove the asset is charged to expense.

The cost of repairs and minor replacements is charged as incurred to the appropriate operating expense. The cost of substantial improvements is capitalized.

Depreciation on property, plant and equipment is calculated primarily on a straight-line basis over the useful lives of the assets, as follows:

	Years
Merchant power plant	45
Other	5-50

Property, plant and equipment consist of:

	At December 31,	
	2004	**2003**
Merchant power plant	$ 223,380,785	$ 222,244,596
Other	956,771	886,828
Total property, plant and equipment	224,337,556	223,131,424
Accumulated depreciation	(27,430,194)	(21,776,259)
Net property, plant and equipment	$ 196,907,362	$ 201,355,165

Cash Equivalents

Evangeline considers highly liquid, marketable securities, and other similar instruments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

Retainage

Retainage includes amounts that have been withheld from construction progress payments until final and satisfactory contract completion. The satisfactory completion of the construction was contingent upon the settlement of certain claims with the contractor. In connection with a settlement agreement signed in December 2003, the retainage was released in January 2004.

Recognition of Revenue

The Company considers the Tolling Agreement (see Note 2) to be an operating lease as defined by SFAS No. 13, "*Accounting for Leases*" and SFAS No. 29, "*Determining Contingent Rentals*" because of Williams Power Company, Inc's. (Williams Power) ability to control the use of the plant, among other criteria, through 2020. Revenue under certain provisions of the Tolling Agreement are recognized using a straight-line approach. This revenue will be received in future years under the operating lease and is shown as a long-term receivable on Evangeline's Balance Sheets. Based on the projection of the escalation clause, Evangeline expects to collect this receivable after the year 2010. The cumulative amounts recorded at December 31, 2004 and 2003 are $18.1 million and $14.7 million, respectively. The Tolling Agreement contains a monthly shaping factor that provides for a greater portion of annual revenue to be received by the Company during the summer months, which is designed to coincide with the expected physical usage of the plant. SFAS No. 13 generally requires lessors to recognize revenue using a straight-line approach unless another rational allocation of the revenue is more representative of the pattern in which the leased property is employed. The Company believes the recognition of revenue pursuant to the monthly shaping factor for several provisions contained within the Evangeline Tolling Agreement is a rational allocation method, which better reflects the expected usage of the plant. Based on the allocation method using the monthly shaping factor, revenue in 2004 was recognized in the following manner: 17% in the first quarter; 20% in the second quarter; 46% in the third quarter and 17% in the fourth quarter. Revenue for 2005 under the Tolling Agreement is anticipated to be recognized in a similar manner. Certain provisions of the Tolling Agreement, such as bonuses and penalties, are considered contingent as defined by SFAS No. 29. Contingent rents are recorded as revenue or a reduction in revenue in the period in which the contingency is met.

Concentration of Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, are primarily cash and restricted cash. The Company's cash and restricted cash are primarily held in one financial institution and are in excess of federally insured amounts. The Company has not experienced nor do they anticipate any losses on such accounts.

Receivables Due from Cleco Corporation

The receivable from Cleco represents amounts received on behalf of Evangeline. These receivables from Cleco are either distributed and treated as a reduction of member's equity or remain classified as a receivable until paid by Cleco. Amounts are reimbursed by Cleco throughout the year, as financial obligations of Evangeline arise. At December 31, 2004, $2.7 million of the $5.8 million receivable from Cleco was over 30 days old and bears interest. Interest earnings recorded on receivables from Cleco at December 31, 2004 and 2003 were $219,000 and $48,000, respectively.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

Recent Accounting Standards

In December 2003, Financial Accounting Standards Board (FASB) released FASB Interpretation No. 46R (FIN 46R), *"Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51 (revised December 2003)"* which expanded the requirements of consolidation by including "Variable Interest Entities," which depend on the financial support of a parent in order to maintain viability. Detailed tests prescribed in FIN 46R are used to determine the dependence of a Variable Interest Entity on a parent company. For transactions prior to December 31, 2003, FIN 46R was required to be applied as of March 31, 2004, unless the entity is a special purpose entity. If the entity is a special purpose entity, then certain tests must be performed in order to determine consolidation at December 31, 2003. Prior to the adoption of FIN 46R, Evangeline's assets and liabilities were consolidated with Cleco. However, Evangeline is a variable interest entity under FIN 46R, and pursuant to the requirements of FIN 46R, Cleco deconsolidated Evangeline effective March 31, 2004.

On November 24, 2004, SFAS No. 151, *"Inventory Costs - an amendment of ARB No. 43, Chapter 4"* was issued, which requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as a current expense, not as a component of inventory costs. It also requires a company to use the normal capacity of a production facility in the allocation of fixed production overheads to the costs of conversion. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and will be applied prospectively. Adoption of this Statement is not expected to have a material impact to the financial condition or results of operations of Evangeline.

On December 16, 2004, SFAS No. 153, *"Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29"* was issued, which requires the nonmonetary exchange of assets to be recorded at the fair value of the assets exchanged. This statement is effective for financial statements issued after June 15, 2005, and is not expected to impact the financial condition or results of operations of Evangeline.

On December 21, 2004, FASB issued FSP SFAS Nos. 109-1, *"FASB Staff Position Application of SFAS No. 109 to the Tax Deduction on Qualified Production Activities provided by the American Jobs Creation Act of 2004"* and 109-2, *"FASB Staff Position Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004"* which relate to accounting and disclosure of certain income tax provisions of the American Jobs Creation Act of 2004. FSP SFAS No. 109-1 requires companies to treat the deduction relating to qualified production activities income as a permanent item rather than a rate reduction. This treatment potentially could apply downward pressure to Evangeline's effective income tax rate in 2005, depending on the size of the deduction. FSP SFAS No. 109-2 relates to foreign earnings repatriation and will have no impact on the financial condition or results of operations of Evangeline. Both of these statements currently are effective and will be applied in 2005.

Insurance Reserves

Cleco Evangeline maintains property insurance on its generating station**.**

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

Impairment of Assets

Evangeline applies the provisions of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" Under this standard, the Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible operational impairment. The Company uses an estimate of the future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether operating assets are recoverable. An impairment is recognized when future undiscounted cash flows of assets are estimated to be insufficient to recover the related carrying value. The Company considers continued operating losses or significant and long-term changes in business conditions to be primary indicators of potential impairment. In measuring impairment, the Company looks to quoted market prices, if available, or the best information available in the circumstances, including the estimated discounted cash flows associated with the related assets. At December 31, 2004, a review for potential impairment of Evangeline's assets was performed. As a result of this review, impairment charges were not recognized on these assets.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "*Accounting for Income Taxes.*" Income tax expense and related balance sheet amounts are comprised of a "current" portion and a "deferred" portion. The current portion represents the company's estimate of income taxes payable or receivable in the current year. The deferred portion represents the company's estimate of the future income tax effects of events that have been recognized in the financial statements or income tax returns in the current or prior years. Evangeline makes assumptions and estimates when it records income taxes, such as its ability to deduct items on its tax returns and the timing of the deduction. The Company's income tax expense and related assets and liabilities could be affected by its assumptions and estimates, changes in such assumptions and estimates, and by ultimate resolution of assumptions and estimates with taxing authorities.

Evangeline records current and deferred federal and state income taxes at a composite rate of 38.5%. The effective tax rate could be different than the composite rate due to differences in recognition between the statement of income and the income tax return. The Company joins in the filing of a consolidated U.S. Federal income tax return with its indirect parent, Cleco, and there is no tax sharing agreement among the entities that are included in Cleco's consolidated tax returns. Evangeline files a combined return with Cleco and all other single member limited liability companies in Louisiana. The income tax expense is computed as if the Company was filing on a separate return basis, except for the effect of graduated income tax rates. Income taxes are allocated to the Company in proportion to its contribution to consolidated income or the Company is reimbursed currently for income taxes related to operating losses it incurs.

Limitation of Member's Liability

Since Evangeline's inception, Cleco has had 100% ownership and voting interest of Evangeline. Cleco's current assessment of its maximum exposure to loss at December 31, 2004 consists of its equity investment of $57.2 million.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

2. **Tolling Agreement**

Under the terms of the Tolling Agreement, Williams Power has the right to own and market the electricity produced by the Company and will supply the required natural gas to the Company for the production of electricity. The Company collects fees from Williams Power for operating and maintaining the facility. The Tolling Agreement has terms that extend until at least the year 2020.

The Company collects certain monthly capacity and maintenance payments based on certain physical characteristics of the plant, primarily the rated megawatt capacity, which may change from year to year. These payments are subject to significant penalty and minimal bonus provisions based on the actual operating availability of the plant during peak months and on an annual basis. Pursuant to the terms of the Tolling Agreement, the Company has the limited ability to provide replacement energy to Williams Power to supplement availability of the facility during outages. Additionally, the Company collects payments based on actual MWhs produced during energy conversion services and certain other events defined in the Tolling Agreement.

The Company is subject to operational and contractual risks associated with the Tolling Agreement. Risks include, but are not limited to, output capacity, availability and heat rate guarantees. Management has taken steps to mitigate physical and contractual risks; however, such risks cannot be eliminated.

The following is a schedule of future annual minimum capacity and maintenance revenue (assuming no change to the tested capacity of the plant) required under the Tolling Agreement:

Year ending December 31:	
2005	$ 52,442,334
2006	52,987,063
2007	53,539,206
2008	54,095,190
2009	54,658,593
Thereafter	609,218,583
Total future minimum capacity and maintenance revenue	$876,940,969

These payments have not been adjusted for contingent items such as bonuses or penalties, which may change the actual amounts received from Williams Power under the Tolling Agreement. Contingent rents of approximately $0.9 million, $2.4 million and $6.3 million were included in tolling operations revenue for the years ended December 31, 2004, 2003 and 2002, respectively.

To provide credit support for the Tolling Agreement, Cleco issued a standby letter of credit from investment grade banks that is limited to $15.0 million dollars. The Company has an agreement with an affiliate, Cleco Generation Services LLC, to operate the facility.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

3. **Income Taxes**

For the years ended December 31, 2004 and 2003, federal income tax expense is more than the amount computed by applying the statutory federal rate to income before tax. For the year ended December 31, 2002, federal income tax expense is less than the amount computed by applying the statutory federal rate to income before tax. The differences are as follows:

| | For the year ended December 31, | | | | | |
| | 2004 | | 2003 | | 2002 | |
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Income before tax	$ 21,232,549	100.0	$6,361,891	100.0	$20,507,593	100.0
Tax at statutory rate on book income before tax	7,431,392	35.0	2,226,662	35.0	7,177,658	35.0
Increase (decrease):						
Other, net	380,931	1.8	168,720	2.6	(11,946)	(0.1)
Total federal income tax expense	7,812,323	36.8	2,395,382	37.6	7,165,712	34.9
Current and deferred state income tax expense, net of federal benefit for state income tax expense	889,795	4.2	258,256	4.1	740,573	3.7
Total federal and state income tax expense	$ 8,702,118	41.0	$2,653,638	41.7	$ 7,906,285	38.6

The balance of accumulated deferred income tax, net at December 31, 2004 and 2003 was comprised of the tax effect of the following:

| | At December 31, | | | |
| | 2004 | | 2003 | |
	Current	**Noncurrent**	**Current**	**Noncurrent**
Depreciation and property basis differences	$ -	$(54,506,604)	$ -	$(49,371,708)
Employee benefits	(5,683)	(72,857)	(5,683)	(732)
State NOL carryforward	-	4,616,376	-	4,616,376
Other	(32,885)	(3,054,448)	(37,455)	(935,553)
Accumulated deferred income taxes, net	$ (38,568)	$(53,017,533)	$ (43,138)	$(45,691,617)

The 2004 and 2003 differences consisted primarily of the temporary differences in straight-line depreciation for financial reporting purposes and modified accelerated recovery method for income tax purposes. The liability associated with this difference between book and tax income increased $5.1 million in 2004.

There was no change in Evangeline's state net operating loss carryforward in 2004, as it did not contribute a loss to its Louisiana combined return with Cleco and all other single member limited liability companies. Evangeline reflected a $507,000 current state income tax payable to Cleco for the income that it contributed to its combined state return.

The state net operating tax loss consists of $86.3 million of carryforward amounts that expire in 2018. Deferred state tax benefits are available to the extent that Cleco has state taxable income prior to expiration. Although Evangeline currently has not provided a valuation allowance to reduce the state net operating tax loss, a valuation may be provided in the future if estimates of future taxable state income are reduced.

The Company does not have a valuation account for deferred tax assets since the Company considers it more likely than not that its deferred tax assets will be realizable.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

As of December 31, 2004, included in accounts payable - due to Cleco Corporation on Evangeline's Balance Sheet is $1.0 million of income taxes payable. As of December 31, 2003, included in accounts receivable - due from Cleco Corporation on Evangeline's Balance Sheet is $6.9 million of income taxes receivable.

The components of the provision for income taxes consist of the following as of:

| | December 31, | | |
	2004	**2003**	**2002**
Current tax expense (benefit)	$ 1,511,823	$(32,163,420)	$ 5,170,215
Deferred tax expense	7,190,295	34,817,058	2,736,070
Income tax expense	$ 8,702,118	$ 2,653,638	$ 7,906,285

In 2004, 2003 and 2002, the Company's effective income tax rate was 41.0%, 41.7% and 38.6%, respectively, compared to the statutory federal income tax rate of 35.0%. For 2003, the primary reason for the difference between the effective income tax rate and the statutory rate is an interest accrual for audit adjustments related to start-up costs that were fully deducted on tax returns as filed. These deductions were required to be capitalized and depreciated as a result of an IRS exam, which is not yet completed.

During 2004, the tax reserve increased for interest accruals related to a 2003 tax depreciable life accounting method change request. The effective tax rate was also affected by the relative size of pre-tax income to the tax reserve accruals. Pre-tax income during 2004 increased $14.9 million.

4.   Fair Value of Financial Instruments

The amounts reflected in the Balance Sheets at December 31, 2004 and 2003, for cash, restricted cash, accounts receivable, receivable from parent, and accounts payable approximate fair value because of their short-term nature. Estimates of the fair value of long-term debt are based upon the quoted market price for the same or similar issues or by a discounted present value analysis of future cash flows using current rates obtained by the Company for debt with similar maturities.

| | December 31, | | | |
| | 2004 | | 2003 | |
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Long-term debt	$197,832,000	$204,657,204	$202,750,000	$182,475,000

5.   Debt

In December 1999, the Company issued $218.6 million principal amount of 8.82% Senior Secured bonds (the Bonds) due 2019. The Bonds are collateralized by the generation station assets ($196.9 million as of December 31, 2004). Interest is payable semi-annually on March 1 and September 1 of each year. Expenses of approximately $4.4 million related to this debt issuance have been deferred and are being amortized over the life of the Bonds.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

The annual maturities of the Bonds are as follows:

2005	$ 6,012,000
2006	7,104,000
2007	7,652,000
2008	8,198,000
2009	7,104,000
Thereafter	161,762,000
	$197,832,000

On July 1, 2002, the Company entered into a $5.0 million Revolving Credit Agreement with Cleco (2002 Line of Credit) maturing June 30, 2003. The borrowings under the 2002 Line of Credit are uncollateralized. Borrowings under the 2002 Line of Credit bear interest at Cleco's daily average commercial paper rate of interest during each month. In 2003, the maturity date was changed from June 30th to December 31st. The credit agreement was renewed for a one year term on December 31, 2003. At December 31, 2004 Evangeline had no outstanding borrowings under the renewed credit agreement.

6. **Affiliate Transactions**

   Affiliates of the Company provide to the Company certain assets, goods and services under the terms of various long-term agreements (Agreements). Affiliate goods and services received by Evangeline primarily involve services provided by Support Group and Generation Services. Support Group provides joint and common administrative support services in the areas of information technology; finance, cash management, accounting and auditing; human resources; corporate communications; project consulting; risk management; strategic and corporate development; legal, ethics and regulatory compliance; facilities management; supply chain and inventory management and other administrative services. Generation Services provides electric power plant operations and maintenance expertise. The price paid for assets, goods, or services purchased from affiliates is determined in one of three ways: fair market value; fully loaded costs; or list price. Under the Agreements, the affiliates agree to maintain responsibility for remuneration, benefits, training, administration and supervision of employees working on behalf of the Company. At December 31, 2004 and 2003, Evangeline did not have any employees. These Agreements shall remain in effect until terminated in accordance with terms of the Agreements.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

Below is a summary of charges from each affiliate included in Evangeline's Statements of Income.

	For the year ended December 31,		
	2004	**2003**	**2002**
Support Group Services LLC			
Purchases for energy operations	$ 18,432	$ 5,608	$ -
Other operations	1,305,798	1,237,939	962,493
Maintenance	1,026,264	980,588	7,737
Taxes other than income taxes	6,930	8,917	30,232
Income taxes	10,001	-	-
Other deductions	30,501	31,116	35,583
Interest charges	1,376	-	-
Cleco Power LLC			
Other operations	30,636	118,377	164,328
Maintenance	33,845	441,208	1,035,797
Taxes other than income taxes	-	-	34,743
Cleco Generation Services LLC			
Other operations	1,077,242	1,237,001	1,873,221
Maintenance	1,143,205	1,117,686	1,855,732
Taxes other than income taxes	-	-	130,343
CLE Intrastate Pipeline Company, Inc.			
Fuel purchased	824,486	850,698	840,141
	$ 5,508,716	$ 6,029,138	$ 6,970,350

Evangeline had the following balances due to affiliates as of December 31:

	2004	**2003**
Cleco Corporation	$1,798,114	$ 60,280
Cleco Power LLC	17,772	4,752
Cleco Support Services LLC	337,355	89,295
Cleco Generation Services LLC	398,491	314,691
CLE Intrastate Pipeline Company, Inc.	72,093	63,461
Perryville Energy Partners LLC	336	-
	$2,624,161	$532,479

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

Evangeline had the following balances due from affiliates as of December 31:

	2004	2003
Cleco Corporation	$5,778,378	$10,119,429
Cleco Power LLC	422	1,153
Cleco Midstream Resources LLC	-	1,503
Cleco Generation Services LLC	40,627	176,731
Cleco Support Services LLC	167	-
	$5,819,594	$10,298,816

7. **Commitments and Contingencies**

Upon commencement of operations at Evangeline, the Company entered into a scheduled maintenance contract (LTP Agreement) with the supplier of the combustion turbines. The LTP Agreement called for payments to be made over the life of the contract based on various operating milestones of the combustion turbines. Based upon the required payments made under the LTP Agreement at December 31, 2002 a prepayment of $16.1 million was recorded as of December 31, 2002.

During 2003 and 2002, the Company replaced certain combustion turbine equipment as a result of equipment failures. Evangeline expensed $5.7 million and $2.6 million related to the earlier-than-planned replacement and retirement of this combustion turbine equipment in 2003 and 2002 respectively. These amounts are included in the depreciation line item on Evangeline's Statements of Income. The cost of the new equipment was $14.4 million ($10.9 million in 2003 and $3.5 million in 2002) which was credited against existing prepaid amounts under the LTP Agreement.

In connection with these equipment failures, Evangeline entered into a modified maintenance contract (Modified LTP Agreement) as part of a settlement agreement with the supplier in 2003. In connection with the settlement agreement, Evangeline expensed $8.6 million of the remaining prepaid costs under the LTP Agreement. These amounts are included in the maintenance line item on Evangeline's Statements of Income. Under the Modified LTP Agreement, maintenance service will be performed at scheduled intervals based upon equivalent baseload hours or equivalent starts as defined. The term of the Modified LTP Agreement is the shorter of completion of the last scheduled outage inspection or July 31, 2020. The Modified LTP Agreement has fixed and variable cost components. The fixed cost component is $0.6 million per year and is guaranteed. The variable cost component is calculated based upon equivalent baseload hours and equivalent starts by each combustion turbine resulting from its actual operation during each applicable quarter. A labor fee is also paid to the supplier for each scheduled outage. The payments under the Modified LTP Agreement will be expensed as incurred.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

8. **Environmental Matters**

Air Quality

The state of Louisiana regulates air emissions from Evangeline's generating station through the Air Quality regulations of the LDEQ. In addition, the LDEQ implements certain programs initially established by the federal EPA. The LDEQ establishes standards of performance or requires permits for certain generating units in Louisiana. Evangeline's generating station is subject to these requirements.

The federal Clean Air Act established a regulatory program to address the effects of acid rain and imposed restrictions on sulfur dioxide (SO_2) emissions from certain generating units. The Clean Air Act requires that certain generating stations, such as Evangeline's, must hold a regulatory "allowance" for each ton of SO_2 emitted beginning in the year 2000. The EPA is required to allocate a set number of allowances to each affected unit based on its historic emissions. As of December 31, 2004, Evangeline had sufficient allowances for 2004 operations and expects to have sufficient allowances for 2005 operations.

Nitrogen Oxide (NOx) emissions from the Evangeline generating station falls within EPA limits, as this facility uses a combination of natural gas as a fuel, modern turbine technology, and selective catalytic reduction technology that reduces NOx emissions to minimal levels.

On December 17, 2003, the EPA proposed the Interstate Air Quality Rule, which obligates states to address the interstate transport of pollutants. The EPA has proposed to require certain upwind states, including Louisiana, to revise their State Implementation Plans to reduce SO_2 and NOx. The first phase of emissions reductions would be implemented by 2010, with the second phase by 2015. A supplemental proposal renamed this proposed rule, the Clean Air Interstate Rule (CAIR). This supplemental notice of proposed rulemaking contained further discussions on establishing state level emission budgets, state reporting requirements and State Implementation Plan approvability, proposed model cap-and-trade rules, and a more thorough discussion of how CAIR interacts with the existing Clean Air Act. The EPA published final rules on March 10, 2005 and the states must now propose changes to their programs to incorporate the CAIR rules within 18 months. Once these changes to the state rules are finalized, Evangeline will determine any required changes to the facility which may be necessary.

Multi-pollutant legislation currently is pending in Congress. Evangeline supports the concept of a comprehensive national strategy to reduce emissions of multiple pollutants from electric utilities. Evangeline will continue to monitor the development of new legislative and regulatory requirements and their potential impacts. While it is unknown at this time what the final outcome of these regulations will be, any capital and operating costs of additional pollution control equipment that may be required could materially adversely affect future results of operations, cash flows, and possibly financial condition, unless such costs could be recovered through future market prices for energy.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

Water Quality

Evangeline has received from the EPA and LDEQ permits required under the Clean Water Act for water discharges from the generating station. Water discharge permits have fixed dates of expiration, and Evangeline applies for renewal of these permits within the applicable time periods.

The federal Clean Water Act contains provisions requiring the EPA to evaluate all bodies of water within its jurisdiction to determine if they meet water quality standards and to establish a program to bring non-compliant bodies of water into compliance with the standards. In October 1999, the EPA received a federal court order to develop and implement Total Maximum Daily Loading (TMDL) for all impacted streams in Louisiana. The EPA has released TMDLs for copper, oxygen-demanding substances, and nutrients on certain water bodies, none of which have had a material impact on Evangeline. In April 2005, the EPA is expected to re-issue a draft mercury TMDL for Louisiana's coastal bays and gulf waters which may impact Evangeline's generating facility. Evangeline continues to monitor the development of TMDL limitations and assess any potential impacts to its operations.

Another new regulatory program, Section 316(b) of the Clean Water Act, which deals with minimizing adverse environmental impacts to all aquatic species due to water intake structures, may require some capital improvements to Evangeline's generating station. The regulations were published in February 2004 and only apply to existing facilities. These regulations establish requirements applicable to the location, design, construction, and capacity of cooling water intake structures. Evangeline anticipates that any new requirements will be established as the facility goes through the LPDES permit renewal process and will be established on a site-specific basis. LDEQ implementation of this regulation is in the initial development stages, so capital and operating costs for implementing these regulations are not known at the present time.

Solid Waste Disposal

Evangeline does not dispose of solid waste on-site. All solid waste is safely transported off-site for disposal at EPA and/or LDEQ permitted disposal facilities.

Hazardous Waste Generation

Evangeline does not dispose of hazardous waste on-site. All hazardous waste is safely transported off-site for disposal at EPA and/or LDEQ permitted disposal facilities.

9. **Risks and Uncertainties**

The parent company of Evangeline's tolling counterparty is The Williams Companies, Inc. (Williams). Williams has issued guarantees of the payment obligations under the Tolling Agreement. The credit rating of Williams is below investment grade. On November 8, 2004, Moody's upgraded its rating of the senior unsecured debt of Williams to B1 from B3 and the rating on its senior secured debt to Ba3 from B2. Moody's outlook for Williams is stable. Because of this improved credit quality of Williams on November 18, 2004, Moody's revised its rating for Evangeline's senior secured bonds to B1 from B3 and noted the outlook as stable.

CLECO EVANGELINE LLC
(An indirect wholly owned subsidiary of Cleco Corporation)
Notes to the Financial Statements
December 31, 2004, 2003 and 2002

The following list discusses some possible adverse consequences if Evangeline's tolling counterparty fails to perform their obligations under the Tolling Agreement. The list is not all-inclusive, but represents examples of possible adverse consequences resulting from the non-performance of the tolling counterparty.

- The Company's financial condition, results of operations, and cash flows may be adversely affected by their failure to pay amounts due to Evangeline and may not be consistent with historical and projected results.
- The Company may not be able to enter into agreements in replacement of its existing tolling agreement on terms as favorable as their existing agreement, or at all.
- The Company would be required to test any long-lived generation asset for impairment if the tolling counterparty defaulted under the settled tolling agreement. If the Company determined that an impairment existed, the asset would be written down to its fair market value, which could materially adversely affect the Company's results of operations and financial condition.
- Possible acceleration of project-level debt, in particular under provisions of the bonds issued by Evangeline, the bondholders have the right to demand the entire outstanding principal amount ($197.8 million at December 31, 2004) plus accrued interest to be immediately due and payable upon a default under the Tolling Agreement by Williams Power. The Company is not aware of any such default by Williams Power at this time. If the bondholders were to exercise this right, we might, among other things, refinance the bonds, pay off the bonds with other borrowings or the proceeds of issuances of additional debt, or cause Evangeline to seek protection under federal bankruptcy laws. In addition, the trustee of the bonds could foreclose on the mortgage and assume ownership of the plant. Any alternative financing would likely be on less favorable terms than the existing terms.

10. Review of Trading Activities

In the third quarter of 2002, Cleco reviewed certain energy trading activities, including transactions between Cleco Power and Evangeline. These activities and transactions may have violated the Public Utility Holding Company Act of 1935, as well as various statutes and regulations administered by the FERC and the LPSC.

Cleco contacted the appropriate regulatory authorities, including the staffs of the FERC and the LPSC, and held discussions with them concerning indirect sales of test power by Evangeline to Cleco Power, a regulated affiliate utility. Formal investigations were initiated by the FERC and LPSC after Cleco contacted those agencies regarding the transactions. On July 25, 2003 the FERC issued its order approving the Consent Agreement between the FERC Staff and Cleco which settled the FERC's investigation into certain transactions. Per the Consent Agreement, Evangeline refunded $0.1 million to Cleco Power in 2003, which is included in other expense on Evangeline's Statements of Income. On July 21, 2004, the LPSC issued an order approving the settlement of Cleco Power's fuel audit and related trading issues. During 2004, there was no impact to Evangeline earnings as a result of this settlement.